Exhibit 99.1

Canopy Growth Corporation Reports First Quarter Fiscal 2019 Financial Results

Continued revenue acceleration with total first quarter revenue of $25.9 million representing a 63% increase over the quarter ended June 30, 2017 and a 14% increase over revenues of $22.8 million in the fourth quarter of fiscal 2018;

Continued price appreciation with average selling price per gram of $8.94 for the first quarter, as compared to $7.96 last year in the same quarter and $8.43 in the fourth quarter of fiscal 2018;

Continued leadership in the Canadian medical cannabis sector with over 85,000 patients and launch of innovative Spectrum Cannabis colour-coded Soft-gels providing consistent and discrete dosing formats and further reinforcing the unique Spectrum product system;

Spectrum Cannabis' global operational footprint now covers 11 countries with key additions in Czech Republic, Columbia and Lesotho; completed transfer of high-quality medical cannabis from Germany to Czech Republic for distribution to pharmacies;

Now wholly-owned subsidiary, Canopy Health Innovations ("CHI"), received approval to conduct Phase IIb "in-human" clinical trials to evaluate the use of medical cannabis in the treatment of insomnia, trials are first in planned series of trials to investigate and quantify the therapeutic effect of cannabis and cannabinoids in humans;

Canopy Animal Health, a division of CHI, received approval to research the effectiveness of cannabidiol to treat anxiety in certain animals;

Multi-year supply agreement commitments, with annualized delivery requirements of over 67,000 kiliograms, or an estimated 36% of the total supply committed1 to date to provinces and territories;

Inventory of approximately 19,721 kilograms of dry cannabis, 14,895 litres of cannabis oils and 1,055 kilograms of softgel capsules at quarter end;

Value of biological assets more than doubled to $52.8 million, inline with Company plan to increase future inventory levels to help address expected Canadian and international market demand and benefiting from investments over prior quarters that have more than tripled the Company's licensed footprint in calendar 2018;

Added private "brick & mortar" and online cannabis retail licenses in Manitoba, and Saskatchewan, to existing licenses in Newfoundland and Labrador; and

Completed oversubscribed convertible Senior Note offering, participated in by an affiliate of Constellation Brands as well as institutional investors in the United States, Europe and Canada, that raised gross proceeds of $600 million.

SMITHS FALLS, ON, Aug. 14, 2018 /CNW/ - Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or "the Company") today released its consolidated financial results for the first quarter fiscal 2019 ended June 30, 2018. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

"With our unparalleled success in Canada and Europe, Spectrum Cannabis' expanding global operational footprint now covering 11 countries, our active regulatory and global market development efforts, as well as approvals to proceed with the first of many planned clinical trials of cannabis-based medical therapies for both humans and animals, our leadership position in international medical cannabis markets continues to strengthen," said Bruce Linton, Chairman and Co-CEO.

Added Linton, "With an estimated 36% of the total supply committed to date to the provinces and territories, we have secured by far the deepest channel into the Canadian recreational cannabis market.  Considering our substantial inventory, large cultivation footprint in production and the millions of additional sq. ft. of greenhouses and our new state-of-the-art distribution centre that are ready and waiting for licenses, we remain very confident in our ability to succeed in capturing significant market share."

Concluded Linton, "To drive our brand down to main street Canada and capture retail margin, we successfully invested in securing Tweed cannabis store licenses in Newfoundland and Labrador, Manitoba and Saskatchewan and we expect to leverage these successes in Alberta as well as in the anticipated private retail framework in Ontario.  Canopy is developing the leading private cannabis retail channel in Canada."

First Quarter 2019 Highlights

	Q1 2019	Q4 2018	% Change	Q1 2018	% Change
Active registered patients	82,700	74,000	12%	59,000	40%
Kilograms and kilogram equivalents sold	2,695	2,528	7%	1,830	47%
Kilograms harvested	9,685	4,811	101%	5,575	74%
Inventory & Biological Assets (millions)	$171	$118	45%	$75	128%

Revenues (millions)	$25.9	$22.8	14%	$15.9	63%
Average selling price per gram	$8.94	$8.43	6%	$7.96	12%
Cash and Cash Equivalents (millions)	$658	$323	104%	$115	472%

  Company continues to invest significant effort and resources across all business areas in preparation for the recreational market. Activities included the development, construction and licensing of large greenhouse cultivation platforms in BC, Quebec and Ontario, the development of a regional distribution centre with highly efficient automation of product packaging, securing recreational cannabis supply commitments to provinces and territories, building product inventories, the development of new permitted product SKUs including pre-rolled form factors, the development of recreational product packaging, the development of cannabis retail and education programs and the development of the Tweed retail store concept and rollout strategy
  Total first quarter revenue was $25.9 million representing a 63% increase over the quarter ended June 30, 2017 when revenue totaled $15.9 million and a 14% increase over revenues of $22.8 million in the fourth quarter of fiscal 2018
  2,695 kilograms and kilogram equivalents sold in the first quarter ended June 30, 2018, representing an increase of 47% over the first quarter of last year, and an increase of 7% over the fourth quarter of fiscal 2018 in which 2,528 kilograms and kilogram equivalents were sold
  Oil sales, including softgel capsules, accounted for 26% of first quarter product revenue (reported revenue net of merchandise revenue, clinic revenue and shipping fees). Oil sales in the first quarter accounted for 2,650 liters (or approximately 330 kilogram equivalents) of the kilogram and kilogram equivalents stated above
  Cannabis sales in Germany accounted for 14% of product revenue in the first quarter as compared to 2% in the same quarter last year
  Average selling price per gram was $8.94 for the first quarter, as compared to $7.96 last year in the same quarter and $8.43 in the fourth quarter of fiscal 2018
  Spektrum Cannabis sold 248 kilograms in Germany at an average selling price of $13.62 per gram, up from 175 kilograms at an average selling price of $13.35 per gram in the fourth quarter of fiscal 2018, representing quarter over quarter growth of 42% and 2% respectively
  Harvested 9,685 kilograms in the first quarter as compared to 4,811 kilograms in the fourth quarter of fiscal 2018 and 5,575 kilograms in the first quarter of fiscal 2018
  At quarter end the Company held inventory of 19,721 kilograms of dry cannabis, 14,895 litres of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil, and 1,055 kilograms of softgel capsules. Inventories are continuing to be scaled to meet management's expectation of market demands, including the legalized recreational market expected later in calendar 2018
  The Company closed the issuance of 4.25% convertible notes amounting to $600 million in gross proceeds, including exercise of an overallotment by the initial purchasers. The transaction was significantly over-subscribed and included the participation by Greenstar Canada Investment Limited Partnership, an affiliate of Constellation Brands, Inc. for $200 million, and the remainder of the offering was allocated exclusively to institutions, primarily in the United States, Europe, as well as Canada
  Acquired Annabis Medical s.r.o ("Annabis Medical"), a medical cannabis distributor in the Czech Republic and Daddy Cann Lesotho PTY Ltd., a Lesotho-based company licensed to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin

Subsequent to First Quarter Fiscal 2019

  Completed the acquisition of unowned interests in Canopy Health Innovations and BC Tweed, making them wholly-owned subsidiaries of the Company
  Alberta and BC supply agreements signed, doubling annualized supply requirement to over 67,000 kg per year.
  Formed wholly-owned subsidiary Canopy LATAM Corporation ("Canopy LATAM") and through Canopy LATAM acquired Spectrum Cannabis Colombia S.A.S., which previously operated as Colombian Cannabis S.A.S., expanding the Company's focus on the emerging medical cannabis market of Latin America
  Announced proposed acquisition of Hiku Brands to strengthen the Company's portfolio of cannabis brands and advanced retail platform including branded Tokyo Smoke stores. The transaction is expected to close in the second quarter of fiscal 2019

First Quarter Fiscal 2019 Revenue Review

Revenue for the first quarter fiscal 2019 was a $25.9, representing an increase of 63% over the prior year's quarter in which revenue was $15.9 million.  In the three months ended June 30, 2018 and 2017, oils, including the Company's Softgel capsules, accounted for 26% and 19%, respectively, of the product revenue for each period.

First Quarter Fiscal 2019 Product Sales Review

During the first quarter of fiscal 2019, the Company sold 2,695 kilograms and kilogram equivalents in the first quarter ended June 30, 2018 at an average sale price of $8.94, up from 1,830 kilograms and kilogram equivaents at an average price of $7.96 in the prior year period, representing an increase of 47% and 12% respectively.  The higher average price was due to changes in the mix of product sold and increasing sales in Germany by wholly-owned subsidiary Spektrum Cannabis GmbH ("Spektrum Cannabis").

Oil sales, including gel caps, accounted for 26% of first quarter product revenue (reported revenue net of merchandise revenue, clinic revenue and shipping fees). Oil sales in the first quarter accounted for 2,650 litres (or approximately 330 kilogram equivalents) of the kilogram and kilogram equivalents sold.  Spektrum Cannabis sold 248 kilograms in Germany, all sourced from Canadian domestic production, at an average price of $13.62 per gram.

First Quarter Fiscal 2019 Gross Margin Summary

The cost of sales includes the impact of cash operating costs of subsidiaries not yet cultivating or selling cannabis, including our BC Tweed and Vert Mirabel facilities that are partially licensed, and higher overheads incurred while preparing operations for the legalization of recreational cannabis. Excluding the costs associated with non-cultivating subsidiaries totaling $5.4 million, the gross margin before the fair value impacts in cost of sales and other inventory charges would have been $16.5 million or 64% of sales.

The first quarter fiscal 2019 gross margin2 including the costs of operating the non-cultivating subsidiaries and distribution charges but before the fair value effects of the IFRS accounting for biological assets and inventory and other inventory charges was $11.1 million or 43% of sales, as compared to $8.7 million or 55% of sales in the first quarter of last year.

First Quarter Fiscal 2019 Operating Expense Summary

Management believes ongoing investment in building the Company's significant and diversified production platform, flexible distribution capability, world-leading brands, medical and recreational sales and customer support capabilities, robust information technology infrastructure, international business development and operations and as well as research and development into advanced operational systems, cannabis genetics in different environmental conditions and new cannabis-based product form factors that will enter the market when permitted, all of which directly impacted profitability in quarter, represents a prudent long-term investment to strengthen the Company's global leadership position.  As a result, both sales and marketing and general and administrative expenses were up significantly relative to the same period last year.

	Q1 2019		Q1 2018
	$	% of Revenue	$	% of Revenue
Sales and Marketing Expenses (millions)	$17.3	67%	$6.4	40%
General and Administrative Expenses (millions)	$19.6	76%	$7.5	47%
Research and Development Expenses (millions)	$0.8	3%	$0.1	1%

Sales and marketing expenses include staffing levels in marketing and sales functions needed to service the coming regulated recreational and international markets, costs associated with the development of branding, marketing and education campaigns, the development of new permitted product SKUs, the development of recreational product packaging, the development of cannabis retail and education programs as well as costs associated with the Company's medical outreach program and the growing customer care center which interfaces directly with the Company's growing base of patients.

The General and Administrative expenses include higher legal and professional services fees related to investments in governance, expanded operations and supporting business development as well as expanding the Company's information technology capability. G&A expenses also included higher employee compensation costs due to increased staff levels, necessary use of consultants and advisory services while expanding and commercializing the Company's operations, compliance costs associated with meeting Health Canada requirements, as well as other public company compliance related expenses including related professional fees.

First Quarter Fiscal 2019 Adjusted EBITDA Summary (Non-GAAP measure)3

Adjusted EBITDA in the first quarter fiscal 2019 amounted to a loss of $22.5 million compared to a loss of $3.9 million in the same period last year.

The Adjusted EBITDA is reconciled and explained in the Management's Discussion & Analysis under "Adjusted EBITDA (Non-GAAP Measure)" a copy of which will be filed on SEDAR after financial markets close today. The Adjusted EBITDA is reconciled in a table elsewhere in this press release.

First Quarter Fiscal Year 2019 Other Expenses and Net Earnings Summary

Other expenses totaled $60.4 million for the three months ended June 30, 2018 and was comprised of a non-cash fair value loss of $19.3 million principally related to the change in fair value of TerrAscend warrants and a non-cash fair value loss on AusCann options. Both the warrants and options were initially recognized at fair value and are subsequently remeasured to their fair value at the end of each reporting period.  Other expenses also included $16 million related to the convertible debt issue costs which arose at the end of the quarter.  In addition, fair value changes on the BC Tweed and Vert Mirabel put liabilities combined to a loss of $18.1 million.  Of note, due to the full acquisition of BC Tweed in July, the BC Tweed put liability which had a fair value of $72.6 million at the end of June will be extinguished in the second quarter which will result in a gain in that quarter.

The $60.4 million in other expenses described above accounted for $0.30 of the reported $0.40 loss per basic and diluted share in the quarter, compared to net loss of $0.06 per basic and diluted share in the comparative period last year.

Net loss in the quarter, after taxes and after the other expenses of $60.4 million just described contributed to a reported net loss of $90.8 million or $0.40 per basic and diluted share share compared to a net loss of $9.2 million or $0.06 per basic and diluted share in the comparative period last year.

First Quarter Fiscal 2019 Balance Sheet Highlights

At June 30, 2018, the Company's cash and cash equivalents totaled $657.9  million, representing an increase of $335.3 million from March 31, 2018, principally due to the issuance of $600 million in convertible notes in the quarter, offset by investment in the  aggressive expansion of our production assets and corporate capabilities.

Inventory at June 30, 2018 amounted to $118.2 million (March 31, 2018 - $101.6 million) and biological assets amounted to $52.8 million (March 31, 2018 - $16.3 million), together totaling $171.0 million (March 31, 2018 - $117.9 million).  Inventories are continuing to be scaled to meet management's expectation of market demands, including the legalized recreational market expected later in calendar 2018.

At June 30, 2018, the Company held inventory of 19,721 kilograms of dry cannabis, 14,895 litres of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil, and 1,055 kilograms of softgel capsules. Included in the dry cannabis quantities was 2,594 kilograms available for sale in the Company's online stores and 6,576 kilograms in process of finishing or awaiting approval for sale and 10,551 kilograms of cannabis held for conversion to saleable oils and softgel capsules.

The unaudited Consolidated Financial Statements and Management's Discussion and Analysis documents for the three months ended June 30, 2018 will be filed on SEDAR and available at www.sedar.com. The basis of financial reporting in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis documents is in thousands of Canadian dollars, unless otherwise indicated.

Note 1: Estimated share of supply agreements announced to date by provinces and territories.  Includes Canopy Growth estimate of total of supply agreements entered into by Alberta and British Columbia

Note 2: The Gross margin before the fair value effects of the IFRS accounting for biological assets and inventory is a key operational metric that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.  The definition of this term can be found in the Management's Discussion & Analysis under GROSS MARGIN, a copy of which will be filed on SEDAR after financial markets close today.

Note 3: The Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA is reconciled and explained in the Management's Discussion & Analysis under "Adjusted EBITDA (Non-GAAP Measure)", a copy of which will filed on SEDAR after financial markets close today.

Webcast and Conference Call Information

The Company will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:00 AM Eastern Time on August 15, 2018.

Webcast Information
A live audio webcast will be available at:
https://event.on24.com/wcc/r/1800764/F7B6A3CFF26AED5C28B555A658CF1105

Calling Information
Toll Free Dial-In Number: 1-888-231-8191
International Dial-In Number (647) 427-7450
Conference ID: 4984819

Replay Information
A replay of the call will be accessible by telephone until 11:59 PM ET on November 14, 2018.
Toll Free Dial-in Number: 1-855-859-2056
Replay Password: 4984819

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the future market share achieved in recreational markets, product development, clinical trial work, and planned acquisition activities related to BC Tweed, and Canopy Health Innovations.  Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with entering a new market dynamic in Canada or internationally, and such risks contained in the Company's annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED	June 30,	March 31,
(Expressed in CDN $000's)	2018	2018

Assets
Current assets
Cash and cash equivalents	$657,896	$322,560
Amounts receivable	27,746	21,425
Biological assets	52,811	16,348
Inventory	118,204	101,607
Prepaid expenses and other assets	36,137	19,837
	892,794	481,777

Property, plant and equipment	479,898	303,682
Other long-term assets	26,973	8,340
Investments in associates and joint ventures	93,269	63,106
Other financial assets	177,282	163,463
Intangible assets	101,723	101,526
Goodwill	340,374	314,923

	$2,112,313	$1,436,817

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$127,248	$89,571
Deferred revenue	767	900
Current portion of long-term debt	2,539	1,557
	130,554	92,028

Long-term debt	617,749	6,865
Deferred tax liability	30,815	33,536
Long-term financial liabilities	108,732	61,150

	887,850	193,579

Commitments and contingencies

Shareholders' equity
Share capital	1,124,485	1,076,838
Other reserves	145,564	127,418
Accumulated other comprehensive income	39,280	46,166
Deficit	(171,926)	(91,649)

Equity attributable to Canopy Growth Corporation	1,137,403	1,158,773

Non-controlling interests	87,060	84,465

Total equity	1,224,463	1,243,238

	$2,112,313	$1,436,817

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2017
UNAUDITED	June 30,	June 30,
(Expressed in CDN $000's except share amounts)	2018	2017
		(Restated)

Revenue	$25,916	$15,873

Inventory production costs expensed to cost of sales	14,832	7,161

Gross margin before the undernoted	11,084	8,712

Fair value changes in biological assets included in inventory sold and other inventory charges	26,388	10,784
Unrealized gain on changes in fair value of biological assets	(57,289)	(20,254)

Gross margin	41,985	18,182

Sales and marketing	17,266	6,405
Research and development	756	133
General and administration	19,588	7,493
Acquisition-related costs	1,884	836
Share-based compensation expense	23,072	2,881
Share-based compensation expense related to acquisition milestones	7,095	1,130
Depreciation and amortization	3,030	3,544

Operating expenses	72,691	22,422

Loss from operations	(30,706)	(4,240)

Share of loss on equity investments	(2,569)	-
Other expense, net	(60,426)	(3,601)
Total other expense, net	(62,995)	(3,601)

Loss before income taxes	(93,701)	(7,841)

Income tax (expense) recovery	2,723	(1,333)

Net loss	$(90,978)	$(9,174)

Net loss attributable to:
Canopy Growth Corporation	$(80,277)	$(9,054)
Non-controlling interests	(10,701)	(120)
	$(90,978)	$(9,174)

Earnings per share, basic and diluted
Net loss per share:	$(0.40)	$(0.06)
Weighted average number of outstanding common shares:	200,160,740	163,884,269

CANOPY GROWTH CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2018 AND 2017
UNAUDITED	June 30,	June 30,
(Expressed in CDN $000's)	2018	2017
		(Restated)
Net inflow (outflow) of cash related to the following activities:

Operating
Net loss	$(90,978)	$(9,174)
Adjustments for:
Depreciation of property, plant and equipment	3,661	1,735
Amortization of intangible assets	2,632	3,322
Share of loss on equity investments	2,569	-
Fair value changes in biological assets included in inventory sold and other inventory charges	26,388	10,784
Unrealized gain on changes in fair value of biological assets	(57,289)	(20,254)
Share-based compensation	30,951	3,958
Loss on disposal of property, plant and equipment and intangible assets	1,840	143
Other assets	(3,120)	-
Other income and expense	56,312	3,500
Income tax (recovery) expense	(2,951)	1,333
Increase in fair value of acquisition consideration related liabilities	-	-
Non-cash interest and FX impact on assets	834	-
Changes in non-cash operating working capital items	(38,490)	(7,739)

Net cash used in operating activities	(67,641)	(12,392)

Investing
Purchases and deposits of property, plant and equipment and assets in process	(153,654)	(9,749)
Purchases of intangible assets and intangibles in process	(2,815)	(34)
Purchases of restricted investments	(1,212)	-
Investments in associates	(3,500)	-
Investments in other financial assets	(21,759)	-
Net cash inflow (outflow) on acquisition of subsidiaries	(41)	(391)

Net cash used in investing activities	(182,981)	(10,174)

Financing
Payment of share issue costs	(301)	(1,515)
Proceeds from issuance of shares by Canopy Rivers	787	36,680
Proceeds from exercise of stock options	1,758	1,511
Proceeds from exercise of warrants	133	-
Issuance of long-term debt	600,000	-
Payment of long-term debt issue costs	(16,045)	-
Increase/(decrease) in finance lease obligations	(54)	-
Repayment of long-term debt	(320)	(416)
Net cash provided by financing activities	585,958	36,260

Net cash inflow	335,336	13,694
Cash and cash equivalents, beginning of period	322,560	101,800

Cash and cash equivalents, end of period	$657,896	$115,494

CANOPY GROWTH CORPORATION
Adjusted EBITDA[1] Non-GAAP Measure	Three Months Ended
(In CDN$000's)	June 30, 2018	June 30, 2017
		(Restated)
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(30,706)	$(4,240)
IFRS non-cash accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other inventory charges	26,388	10,784
Unrealized gain on changes in fair value of biological assets	(57,289)	(20,254)
	(30,901)	(9,470)
Share-based compensation expense (per statement of cash flows)[2]	30,951	3,958
Acquisition Costs	1,884	836
Depreciation and amortization (per statement of cash flows)	6,293	5,057
	39,128	9,851
Adjusted EBITDA	$(22,479)	$(3,859)

1 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

2 - Includes $7,095 and $1,130 for the three months ended June 30, 2018 and 2017, respectively, in share-based compensation expense related to acquisition milestones

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SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2018/14/c5490.html

%CIK: 0001737927

For further information: Tyler Burns, Investor Relations, Canopy Growth Corporation, tyler.burns@canopygrowth.com, 1-855-558-9333 ex 122; Caitlin O'Hara, Communications Specialist, Caitlin.ohara@canopygrowth.com, 613-291-3239; Director: Bruce Linton, tmx@tweed.com, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 20:15e 14-AUG-18